To be used in connection with earnings call on May 8, 2014

Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

First Quarter 2014 Financial Results Conference Call

May 8, 2014

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), business development activities, including the timing of closing pending transactions, clinical results and timing of development products, peak sales of products and its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

the effects of governmental regulation on our business or potential business combination transaction;

ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

the impact of competition from other market participants;

the development and commercialization of new products;

the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

More Information

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Non-GAAP Information

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures that exclude certain items, such as amortization of inventory step-up, amortization of alliance product assets & property, plant and equipment step up, stock-based compensation step-up, contingent consideration fair value adjustments, restructuring, acquisition-related and other costs, In-process research and development, impairments and other charges, (“IPR&D”), legal settlements outside the ordinary course of business, the impact of currency fluctuations, amortization including intangible asset impairments and other non-cash charges, amortization and write-down of deferred financing costs, debt discounts and ASC 470-20 (FSP APB 14-1) interest, loss on extinguishment of debt, (gain) loss on assets sold/held for sale/impairment, net, (gain) loss on investments, net, and adjusts tax expense to cash taxes. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. 2

Agenda

1. First Quarter 2014 Results

2. Operations Update

3. Financial Update

4. Allergan Update

Q1 2014 Results

Q1 2014 Y/Y%

Product Sales $1.85 B 78%

Total Revenue $1.89 B 77%

Cash EPS $1.76 35%

Adjusted Cash Flow from

Operations $636 M 84%

Q1 2014 Organic Growth

Same Store Sales

Q1 2014 Ex Generics

Total U.S. 2% 12%

Total Developed 1% 10%

Total Emerging Markets 3% 3%

Total Company 1% 8%

Pro Forma

Total U.S. 3% 8%

Total Developed 3% 8%

Total Emerging Markets 4% 4%

Total Company 4% 7%

Note: Generics excluded are Zovirax Franchise, Retin-A Micro, Vanos, Wellbutrin XL (Canada)

Bausch + Lomb Performance

Organic Growth

Q1 Since

Acquisition

Total U.S. 9% 14%

Total Developed Markets 9% 9%

Total Emerging Markets 17% 16%

Total Company 11% 10%

Operational Highlights—Top Performing Business Units

Business Unit

Comments

Growth in promoted brands is 17% – driven by Elidel, Carac and Solodyn, and new

U.S. Dermatology launches

Continued strong growth of BioTrue Daily, coupled with an extremely successful soft

U.S. Contact Lens launch of Ultra

U.S. Ophthalmology Rx 14% pro forma growth driven by Besivance, Alrex and Bepreve

U.S. Neuro & Other Double digit organic growth in promoted brands – especially Xenazine, Wellbutrin XL,

and Syprine/Cuprimine

U.S. Consumer 13% growth in eye health OTC, driven by BioTrue MPS, Occuvite, Preservision and

Peroxiclear launch

Asia (ex. Japan) Double digit growth in nearly all markets

Western Europe All countries grew and exceeded budget

Brazil/Argentina Double digit growth fueled by contact lens and legacy Valeant products

Business Development Update

Business development activities ahead of last year’s pace

Excluding Bausch + Lomb, we completed 24 transactions in 2013 for consideration of >$1.0 billion

For 1H 2014, we expect to sign or complete over 20 transactions for a total consideration of ~$900 million

Completed 10 transactions in Q1 2014—including acquisition of Solta Medical

Acquisition of PreCision Dermatology expected to close in Q2

Timing subject to final FTC review

Continue to actively explore business development opportunities in Q2

Have signed or expect to sign at least 10 transactions in Q2 for consideration of ~$200mm

Potential transactions focus on key target growth areas including the Middle East, Indonesia and South Africa

Also pursuing a number of small divestitures

Business development active in all regions with an attractive pipeline of prospects for the remainder of the year

Not impacted by current offer for Allergan

Q1 2014 U.S. Launched Products

January

Purevision2 for Presbyopia – Daily contact lens

CeraVe Baby Line – line extension of fast-growing moisturizer franchise

Obagi360—Skincare kit for women in their 30’s

February

Ultra – new silicone hydrogel monthly contact lens

Bensal – treatment for inflammation and irritation associated with many common forms of dermatitis

enVista IOL inserter – further enhancements

Ossix Plus – dental membrane for implants

March

Luzu – Topical antifungal for athlete’s foot

Neotensil – topical product for under-eye bags

Peroxiclear – peroxide-based contact lens solution

Onset – dental analgesic with new Lidocaine formulation

Update on Late Stage Eye Health Pipeline

Expect data for Phase 3 compounds

Brimonidine—Phase 3 successfully met all endpoints—Safety study enrolled and data expected Q3 2014; expect to file Q1 2015

Latanoprostene Bunod—1st Phase 3 trial data expected Q3 2014 and 2nd Phase 3 trial data expected Q4 2014

MIM-D3—Phase 3 top line data this month

Estimated peak sales $1.1—$2.4 billion

Source: Valeant management estimates

Financial Update

Howard Schiller

Financial Summary

Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014

Product Sales $1,039M $1,064M $1,506M $2,032M $1,851M

Ongoing Service/Alliance Revenue $29M $32M $35M $32M $35M

Total Revenue $1,068M $1,096M $1,542M $2,064M $1,886M

Cost of Goods Sold% (% of product sales) 22% 23% 27% 26% 26%

SG&A% (% of total revenue) 23% 22% 23% 22% 26%

R&D Expense $24M $24M $49M $60M $61M

Operating Margin (% of total revenue)

(excluding amortization) 52% 52% 47% 49% 45%

Cash EPS (Reported) $1.30 $1.34 $1.43 $2.15 $1.76

Adjusted Cash Flow from

Operations $345M $423M $408M $607M $636M

Fully Diluted Share Count 312 M 314 M 340 M 341 M 342 M

Restructuring and Integration Update

Total restructuring and integration cash costs in Q1 were $139 million

$112 million for Bausch + Lomb

$10 million for Solta

$17 million for all other transactions

>$900 million in Bausch + Lomb synergies identified

>$650 million annualized run rate realized in Q1 14

>$900 million run rate expected to be achieved by Q4 14

Potential for additional synergies in manufacturing

Cost to achieve synergies will be ~60% annual run rate synergies driven by newly identified manufacturing synergies

Spent ~$390 million cash to date

Update on Allergan Transaction

Meetings held with both Allergan and Valeant shareholders

New York, Boston, Baltimore, Los Angeles, San Francisco, Vancouver, South Florida

Transaction feedback has been overwhelmingly positive

Additional meetings scheduled or will be scheduled

Common Themes from Allergan shareholders

Combination makes tremendous strategic sense and will create significant long-term value for both sets of shareholders

Allergan R&D spend is too high and SG&A cost structure is excessive

Allergan team should enter discussions with the Valeant team in parallel with their outreach to third parties

Update on Allergan Transaction

Expect to hear from Allergan Board / Management within next few weeks

We are ready to negotiate

In the interim, together with Pershing Square:

We are requesting a shareholder list and other information from Allergan, which Allergan is required to provide under Delaware law

We will commence a shareholder referendum that will determine whether shareholders are supportive of Allergan’s Board engaging in discussions with

Valeant in parallel with other efforts underway

At the appropriate time, we will pursue holding a special meeting to remove some / all of the Allergan Board members

We are strongly committed to this transaction

This combination will create an unrivaled platform for growth and value creation for both sets of shareholders

We will continue to execute our strategy of delivering strong organic growth coupled with growth through business development

While speed ensures the best possible value for Allergan shareholders, we are committed to completing this transaction

First Quarter 2014 Financial Results Conference Call

May 8, 2014